Exhibit 99.251

NexTech Launches Groundbreaking AR Human Hologram
Marketing Platform “Genie in a Bottle” for “TruLyfe”

Supplement Line

●	NexTech’s wholly owned TruLyfe brand, has announced the launch of their online store and Genie in a Bottle augmented reality (AR) marketing program, which provides customers with a registered dietitian at their fingertips

●	Using NexTech’s ARitize app, TruLyfe customers gain access to a registered dietitian human hologram who shares useful product information and updates in a format that is appealing to the millennial consumer

Vancouver B.C., Canada – December 23, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), a leading provider of virtual and augmented reality (AR) experience technologies and services for eCommerce, education, conferences and events today announced the launch of its groundbreaking “Genie in a Bottle” human hologram AR marketing platform and new eCommerce store for its TruLyfe brand of human supplements.

Click here to see demo video

Through the Genie in a Bottle AR experience, customers who purchase select immune-boosting supplements from the new TruLyfe online store will scan a QR code on the supplement bottle to unlock a unique immersive AR experience, powered by NexTech’s ARitize app. The QR code will seamlessly trigger a human hologram of a registered dietitian which will appear as a 3D human hologram on the supplement bottle cap, speaking about supplements nutrition information as well as overall product benefits. The AR experience will be episodic, captivating, and unique to each supplement by featuring 3D, volumetric recreations of fruits, plants and other objects representing the flavor and ingredients found in each supplement.

Click here to see demo video

Initially, these AR-powered Genie in a Bottle hologram experiences will be available for three products in the TruLyfe line: Tru- C Gummies, Tru - Elderberry + Gummies and Tru - Turmeric + Gummies. These supplements are available exclusively online via TruLyfe’s eCommerce store, with plans to expand availability to Amazon and other retailers in the next 30 days. According to Market Study Report, LLC the Vitamin & Supplement US Market Size is expected to reach $349 billion by 2024.

With the introduction of AR holograms and 3D objects to the product experience, NexTech and TruLyfe are offering something no other supplement brand can compete with creating a whole new marketing category and valuable competitive edge. By bringing AR holograms of registered dietitians directly into shoppers’ homes, product information, which consumers crave, will be more digestible and accessible. Furthermore, push notifications within the ARitize app will connect the consumer with the AR hologram so they can receive continuous updates on their supplements from the AR hologram as well as promotional offers and other brand information.

Noora Mousa, Vice President of TruLyfe and the company’s first Genie to be featured on the platform comments, “I’m very excited to be a part of the TruLyfe Genie in a Bottle AR experience as their first dietitian AR-backed human hologram! Product information is delivered to customers in an uncomplicated and transparent way, ultimately leading them to make the healthiest and most informed decisions that may otherwise be complicated when browsing a jam-packed aisle in a store. I’m looking forward to helping empower customers’ knowledge and encourage them to live their healthiest lives.”

“With our Genie in a Bottle AR marketing program, we are revolutionizing eCommerce by enhancing the ways in which customers are able to engage with and understand their products without having to set foot in a physical store,” says Evan Gappelberg, CEO of NexTech AR. “Many shoppers are choosing online venues over brick-and-mortar for safety and convenience so it was important for us to develop an experience where people could personally connect with a brand in their home. We are using our eCommerce platform and our TruLyfe brand as the test, in the near future we plan on creating Miele, Dyson, and KitchenAid Genies. He continues, “Once our self-serve AR Genie platform is rolled out, many thousands of eCommerce brands will be empowered to use our ARitize app to create their own AR Genie in a Bottle experience. Our Genie in the Bottle AR platform bridges the gap between brands and consumers and represents a major business opportunity for us to resell this AR experience to large global brands which we already have great relationships with. I’m very excited that we have created a totally new way to connect augmented reality human holograms and retail product packaging, once again showcasing the value of our AR for eCommerce platform.”

According to Statista the market for AR technology continues to grow, with projections for 2023 valuing it at over 18 billion U.S. dollars. Statista has also noted that mobile internet advertising spending is forecast to increase from an estimate of $109 billion U.S. dollars in 2016 to just over $247 billion U.S. dollars in 2020.

As part of the company’s stock option plan the company issued 175,000 3-year options exercisable at $6.64/share.

Recent Company Highlights in 2020:

December 21, 2020: CEO Evan Gappelberg purchased 250,000 shares, his fifth purchase for the year 2020. This purchase brings his 2020 purchased shares to 1,279,885 common shares of NexTech his total 2020 purchases equals $975,921.

Company announces hires of executives from major technology companies including Oracle, IBM, SAP, Cisco to support its ambitious Asia Pacific and Japan product rollout.

December 15, 2020: NexTech announced that it has received conditional approval to list its common shares with the NEO Exchange (“NEO”). Final approval is subject to the Company fulfilling all of NEO’s listing requirements. Subject to final approval by NEO, NexTech’s common shares are expected to be listed on NEO on January 5, 2021.

December 11, 2020: Expanded into China and Hired Steven Seet, as its Senior Director, Asia Pacific. In his new role, Seet will utilize his vast network and industry experience to support NexTech with its rapid expansion into Asia’s MICE industry, which according to Allied Market research is valued at $229 billion.

December 9, 2020: Announced the launch of a new collaborative streaming solution with AI and AR enhancements, that integrates with its existing Virtual Experience Platform (VXP) and its ARitize SaaS offerings. NexTech will also offer the streaming platform ‘ARoom’, as a stand-alone service externally similar to Zoom, increasing the company’s revenue potential for 2021.

December 8, 2020: Announced that the Canadian Society of Nephrology (CSN) has chosen NexTech AR’s Virtual Experience Platform (VXP) to host its 2021 Annual General Meeting, taking place May 10-13.

December 3, 2020: Company announced that it has achieved a record-breaking 315% increase in Black Friday sales year-over-year across its AR eCommerce platform. With 2020 being a year dominated by coronavirus, shoppers have shown that they will embrace the convenience and safety of online shopping more than ever.

December 2, 2020: Company announced the creation of its new Artificial Intelligence (AI) division. Through a dedicated initial team of three AI experts focused on enhancing NexTech’s AI capabilities, the company aims to gain a competitive edge and create new portfolio offerings to complement its AR; streamlining operations for clients while tapping into a market that is expected to surpass $300 billion in revenues by 2024.

December 1, 2020: The company entered into seven additional strategic channel partnerships bringing the total for the Asia Pacific region to eight. These partner agreements support both the $35B e-learning market and $229B MICE industries, two target sectors that NexTech is focusing on in the Asia Pacific market expansion.

November 23, 2020: The company acquired hybrid event management platform, Map Dynamics. The company’s self-serve hybrid virtual events platform supports live video, chat, networking, and analytics, reporting for associations, conferences, trade shows, webinars, summits, forums, workshops, events. It helps organizers create, host, and manage live events for 100,000+ attendees both online and in its branded native event app.

To learn more about NexTech, please click here.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market, estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s Virtual Conference Platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a  ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app it is ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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